Exhibit (a)(1)(v)

First Choice Health Network, Inc.
600 University Street, Suite 1400
Seattle, Washington 98101

November 28, 2005

Dear Shareholder:

        We wanted to give you another update regarding the status of our offer to purchase up to 200 shares of our Class A common stock for $3,787 per share.

        As of November 22, 2005, we had received tenders of 201 Class A shares in response to our offer. As more than 200 shares have been tendered, the offer currently is oversubscribed. Because the tender that resulted in the offer’s being oversubscribed involved four shares, we will accept 201 shares for purchase unless one or more shares is withdrawn prior to expiration of the offer. Unless at least two shares are withdrawn, no additional shares will be accepted in the offer. To the extent that two or more shares are withdrawn, any shares that are tendered after November 22, 2005, will be accepted in order of the date of receipt.

        We have experienced a delay in sending you a supplement to our offer materials elaborating on our reasons for making the offer and clarifying certain aspects of our offer procedures. Consequently, we are extending the expiration of the offer from November 30, 2005 to December 20, 2005.

        If you choose to do so, you may withdraw your share(s) that you previously tendered at any time until the offer, as extended, expires. If you decide that you want to keep your share(s), we will return to you the stock certificate and letter of transmittal that you previously sent to us promptly following receipt of a written request for withdrawal signed by you. If you have any questions, please call us at (206) 292-8255.

        As extended, the offer will expire at 5:00 p.m., Seattle time, on Tuesday, December 20, 2005, unless further extended or unless we decide to terminate the offer. If you wish to tender your share(s), or to withdraw share(s) you previously tendered, prior to expiration of the offer, please mail or deliver the appropriate documents to:

      First Choice Health Network, Inc.
      600 University Street, Suite 1400
      Seattle, Washington 98101

Sincerely yours,

Gary R. Gannaway
President and Chief Executive Officer